NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification because Taseko Mines Limited (the "Company" or "Taseko") has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Thursday, June 9, 2022 (the "Meeting"). Under notice and access provisions, instead of receiving paper copies of the Company's Notice of Annual General Meeting and Information Circular (together, the "Information Circular") shareholders are receiving this Notice and Access Notification ("notification") with information on how to access the Information Circular electronically. Digital copies of the Information Circular and the form of Proxy for the Meeting (collectively, the "Proxy Materials") will be posted online, together with a copy of this notification. Shareholders are also receiving a paper copy of the proxy or voting instruction form, as applicable, enabling them to vote by proxy in advance of the Meeting. This method of delivery is an environmentally responsible, cost-effective way to deliver Proxy Materials to the Company's shareholders.

MEETING DATE AND LOCATION

WHEN:	2:00 p.m. on June 9, 2022	WHERE:	The Hyatt Regency Hotel, 655 Burrard Street, Vancouver, BC

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  SET THE NUMBER OF DIRECTORS: To set the number of directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.
  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.
  APPOINTMENT OF AUDITOR: To appoint the auditor of the Company for the ensuing year.  See the section entitled Appointment of Auditor in the Information Circular.
  SHAREHOLDER RIGHTS PLAN AGREEMENT: To consider, and if thought advisable, to pass an ordinary resolution to ratify and approve the Company's Amended and Restated Shareholder Rights Plan Agreement, as amended and extended, for continuation for a three-year period, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.
  ADVISORY RESOLUTION - Executive Compensation (Say on Pay): To consider, and if thought fit to approve, an advisory (non-binding) resolution on the Company's approach to executive compensation, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY MATERIALS, IN
PARTICULAR THE INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company's profile on SEDAR at www.sedar.com or on the Company's website at https://www.tasekomines.com/investors.

HOW TO OBTAIN A PAPER COPY OF THE INFORMATION CIRCULAR

Any Shareholder may request a paper copy of the Information Circular, be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia V6E 4H1; by telephone to the Company: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote prior to 2 p.m. (Pacific Time) on Tuesday, June 7, 2022, a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 26, 2022.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.  To obtain a paper copy of the Proxy Material, including, in particular, the Information Circular, after the Meeting date, please contact the Company directly.

Is Stratification used: NO

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and by telephone.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

BOARD RECOMMENDATION

The Board of Directors of Taseko unanimously recommend that shareholders VOTE FOR each of the proposed resolutions.

NOTE OF CAUTION CONCERNING COVID-19 PANDEMIC

Taseko intends to hold the Meeting at the location stated above in this Notice. We continue to monitor development of the current coronavirus COVID-19 Pandemic ("COVID-19") and we ask shareholders to consider voting their Common Shares by Proxy rather than attend the Meeting in person. The Company will announce any changes to the Meeting format by way of news release to be filed under the Company's profile on SEDAR as well as on our Company website at www.tasekomines.com prior to the Meeting. In the event of any changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Meeting Proxy Materials.

If you have questions or require assistance with voting your Common Shares you may contact Taseko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside of North America: 416-304-0211

Email: assistance@laurelhill.com